PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69080

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aeon Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1715 Highway 35
(No. and Street)

Middletown	NJ	07748
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Brandt, FINOP	845-269-2803	sbrandt@aeoncapitalinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent M Bruno, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aeon Capital, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Aeon Capital, Inc.

(Wholly owned by Aeon Capital Markets, LLC)

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2021

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Aeon Capital, Inc.

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Aeon Capital, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Aeon Capital, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Aeon Capital, Inc.'s management. My responsibility is to express an opinion on Aeon Capital, Inc.'s financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Aeon Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Aeon Capital, Inc. auditor since 2019.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 24, 2022

Aeon Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Assets:		
Cash	$	204,249
Due from Clearing Broker		50,000
Marketable securities		126,739
Securities, at cost		2,942
Prepaid expenses		8,323
Other assets (including deposits)		7,899
Total Assets	$	400,152

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	64,917
Notes payable (Note 9)		150,000
Total Liabilities		214,917
Commitments and Contingencies (*Note 7*)		
Stockholder Equity:		
Common stock (5,000 shares authorized, 100 shares issued and outstanding).		5,000
Paid-In-Capital		1,169,480
Accumulated deficit		(989,245)
		185,235
Total Liabilities & Stockholder Equity	$	400,152

The accompanying notes are an integral part of these financial statements.

1 Organization and Nature of Business

Aeon Capital, Inc. (the Company) is a Wisconsin S Corporation currently offering private placement and commission services. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2021. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

(d*) Revenue Recognition*

Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2021.

(d) Revenue Recognition – continued

Private Placement and Advisory Fees - The Company facilitates the placement of securities and financial instruments to accredited investors and organizations. Revenues are earned when the obligations are performed by the Company in financial instruments on which the Company offers distribution.

Commissions - The Company buys and sells financial instruments on behalf of its customers, charging a commission with each buy and/or sell transaction. Commissions and related clearing expenses are recorded on the trade date (i.e.the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer

The Company also engages in arrangements where revenue can be recognized at the point in time that performance under the arrangement is completed, however, for certain contracts revenue can be recognized over time, in arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

(e) Income Taxes

The Company, with the conscent of its stockholder has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2021. This determination will always be subject to ongoing evaluation as facts and circumstances may require. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2021.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see “Note 6 Fair Value”

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2021, the Company had net capital of $128,050, which was $28,050 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.6784 to 1 at December 31, 2021.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

4 Leases

The Company conducts its operations from two separate facilities that are leased for a total of $4,700 per month on a month-to-month basis. One agreement is dated June 15, 2020 and commenced on that date; the other agreement is covered under an Expense Sharing Agreement (ESA) dated September 30, 2018 with Aeon Holdings, LLC.. These agreements can be terminated by either party giving one months' calendar written notice.

Rent expense for the year ended December 31, 2021 was $59,834.

5 Concentrations and Credit Risk

The Company's revenues are related to placement, advisory and commissions as discussed in Note 2 above. There is no assurance of future revenues from such fees.

Financial instruments that subject the Company to credit risk consist principally of cash. The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021. As of December 31, 2021 there were no cash balances held in any accounts that were not fully insured.

The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectable accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2021 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit (other than as discussed below) at December 31, 2021 or during the year then ended.

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies (various routine and special examinations) and arbitration claims. To date no proceedings have been brought by the Regulator with respect to any inquiry or other matter.

On October 10, 2020 a customer filed an arbitration claim against the Company and its registered representatives seeking damages in the amount of $620,000. All respondents, including the Company have denied all of the material allegations contained in the complaint and each intends to continue its vigorous contest of this claim. While it may be true that an unfavorable outcome, based upon the monetary damages sought could have a material impact on the Company's net capital, counsel does not anticipate the imposition of a monetary award against the Company that will have a material impact on the Company's net capital. Counsel for the parties have engaged in settlement discussions, and management has expressed an interest in settling this matter for a sum far below the damage amount sought in the claim. Nevertheless, based upon the Company's position that it did nothing wrong, no settlement has been reached as of this writing. No provision for any settlement has been included in these financial statements.

The Company, among others, were named in a matter brought by a former employee of an unrelated entity, alleging breach of various representations. The Company has denied any involvement in the matter and it intends to defend the action vigorously and believes that it has meritorious defenses. No provision for any settlement has been included in these financial statements.

8 Related Party Transactions

The Company maintains an Expense Sharing agreement ("ESA") with Aeon Capital Holdings, LLC ("ACH") whereby rent, facilities-related and administrative expenses incurred by ACH, on behalf of the Company, are reimbursed by the Company. For the year ended December 31, 2021, the Company reimbursed ACH the sum of $26,384 consisting primarily of occupancy and professional services, which are included as a component of related party expenses on the accompanying Statement of Income.

Aeon Capital Markets, LLC ("Ultimate Parent") is the holding company of the Company but does not maintain any ongoing operating relationship with the Company.

8 Related Party Transactions - *continued*

Commission Income

The Company entered into various selling Agreements with Aeon Group Inc. and was paid commissions in the amount of $305,000.

In addition, Aeon Group, Inc. purchased preferred shares in an unrelated entity and the Company was paid a commission in the amount of $170,766.

Expense

The Company paid $147,000 as part of a profit sharing arrangement with Aeon Group Inc. on the sale of securities that were sold by the Company.

9 Note Payable

On May 19, 2020, the Company executed a promissory note with the U.S. Small Business Administration in the amount of $ 150,000 pursuant to Section 7(b) of the Small Business Act. The note bears interest at the rate of 3.75% per year and is payable in monthly installments including principal and interest of $774 beginning in May 2022. The Note will mature in May 2050 at which time the remaining unpaid principal and interest shall be due in full. This note is secured by the assets of the Company pursuant to the terms of the note.

Estimated principal maturities of long-term debt during the next five years: 2022 - $0 ; 2023 - $0; 2024 - $0; 2025 - $1,578; 2026 - $3,788.

10 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2021 the Company had implemented such policies and procedures.

11 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a “Special Reserve Bank Account for the Exclusive Benefit of Customers”.

12 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 24, 2022 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.